EXHIBIT 99.1
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                               Continuation Sheet

                            Explanation of Responses


(1) Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), owns 4,333,518 shares of common stock, par value $0.001 per share ("Common Stock"), of Micro Therapeutics, Inc. (the "Company"). The sole general partner of WPEP is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPEP. The reporting person, a director of the Company, is a managing director and member of WP LLC and a general partner of WP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to be the beneficial owner of all of the shares of Common Stock owned by WPEP as well as an indeterminate portion of the 24,336,759 shares of the Common Stock owned by Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), which is indirectly controlled by WPEP. The reporting person disclaims beneficial ownership of all shares of Common Stock owned by WPEP and the reporting person disclaims beneficial ownership of all shares of Common Stock owned by Micro LLC, in each case, except to the extent of any indirect pecuniary interest therein.

(2) 1,000 of the options vested on 5/20/04; 1,000 of the options will vest on 5/20/05; 1,000 of the options will vest on 5/20/06; and 1,000 of the options will vest on 5/20/07.